Richard A. Krantz

1055 Washington Boulevard
9th Floor
Stamford, CT 06901-2249
Main (203) 462-7500
Fax (203) 462-7599
rkrantz@rc.com
Direct (203) 462-7505

Also admitted in New York
and Massachusetts
August 3, 2009
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: John Stikel

Re:	UFood Restaurant Group, Inc. (the “Company”) Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”) Filed May 1, 2009 and amended on June 29, 2009 File No. 333-158940
Dear Mr. Stikel:
This correspondence is in response to your letter to George Naddaff, dated July 16, 2009 regarding Amendment No. 1 to the Registration Statement. The responses set forth below correspond to the numbered paragraphs of your comment letter.
1. The Company has revised the disclosure as requested by the Commission. Please note that the disclosure is in slightly different form from that included in our response to your prior comment letter.
2. The Company has updated its disclosure with respect to non-performance of its franchisees in Amendment No. 1 as previously as requested by the Commission. The risk factor on page 10 discloses the fact that the Company has terminated two franchisee agreements, covering two operating and four unopened locations, after the stores ceased operating. The same risk factor discusses other franchise agreements that were cancelled because the franchisee did not comply with the terms of the franchise agreement. The Company has determined not to terminate the franchise for the area developer for Houston, Texas, at this time.

July 31, 2009

3. This will confirm that the cash portion of Mr. Naddaff’s commission is included in the summary compensation table. The Company has revised footnote (4) to the table as requested by the Commission.
4. Armstrong Teasdale LLP has revised its opinion.
Please see the attached marked version of Amendment No. 2 to the Registration Statement reflecting the changes discussed above.
Please be advised that the Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its Registration Statement on Form S-1;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s Registration Statement on Form S-1; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to call me if you have further questions regarding the Company’s amended Registration Statement.
Sincerely,
/s/ Richard A. Krantz
Richard A. Krantz
Enclosure
Copy to: Irma Norton, UFood Restaurant Group, Inc.